UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023 (Report No. 3)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Reverse Share Split

On January 4, 2023, the board of directors of Swvl Holdings Corp (“Swvl” or the “Company”) approved a reverse stock split of Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at the ratio of one-for-25 such that every 25 issued Ordinary Shares would be combined into one ordinary share, with a par value of $0.0025 each (the “Reverse Share Split”). The Company’s board of directors also approved an amendment and restatement to the Company's Memorandum and Articles of Association (the “Amended and Restated M&A”), which are furnished herewith as Exhibit 99.1. No shareholder approval is required for the Reverse Share Split pursuant to the BVI Business Companies Act (as revised).

The Reverse Share Split is expected to be effective on January 25, 2023, following which the trading of the Company’s Ordinary Shares will begin trading on the Nasdaq Global Market on a split-adjusted basis start of trade on January 26, 2023. All options and warrants of the Company outstanding immediately prior to the Reverse Share Split will be appropriately adjusted by dividing the number of shares of the Ordinary Shares into which the options and warrants are exercisable or convertible by 25 and multiplying the exercise or conversion price thereof by 25, as a result of the Reverse Share Split.

Press Release

On January 25, 2023, the Company issued a press release titled: “Swvl Announces Reverse Share Split.” A copy of this press release is furnished herewith as Exhibit 99.2.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

 EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amended and Restated Memorandum and Articles of Association.
99.2	Press release titled: “Swvl Announces Reverse Share Split.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: January 25, 2023	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer